Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated March 9, 2021 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock,

Class B Common Stock and Class C Common Stock

of

Pluralsight, Inc.

at

$22.50 Net Per Share of Class A Common Stock

$0.0001 Net Per Share of Class B Common Stock

$0.0001 Net Per Share of Class C Common Stock

by

Lake Merger Sub I, Inc.

a wholly owned subsidiary of

Lake Holdings, LP

a limited partnership affiliated with

Vista Equity Partners Fund VII, L.P.

Lake Merger Sub I, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Lake Holdings, LP, a Delaware limited partnership (“Parent I”), is offering to purchase all outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Pluralsight, Inc., a Delaware corporation (“Pluralsight”), Class B common stock, par value $0.0001 per share, of Pluralsight (“Class B Common Stock”) and Class C common stock, par value $0.0001 per share, of Pluralsight (“Class C Common Stock” and together with Class A Common Stock and Class B Common Stock, the “Shares”), at a purchase price of $22.50 per share of Class A Common Stock (the “Class A Offer Price”), $0.0001 per share of Class B Common Stock (the “Class B Offer Price”) and $0.0001 per share of Class C Common Stock (the “Class C Offer Price” and together with the Class A Offer Price and the Class B Offer Price, or any higher amounts per share that may be paid pursuant to the Offer, the “Offer Prices”), in each case, net to the seller in cash, without interest, and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Parent I is affiliated with Vista Equity Partners Fund VII, L.P., a Cayman Islands exempted limited partnership. Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 EM., NEW YORK CITY TIME, AT THE END OF APRIL 5, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 (the “Merger Agreement”), by and among Parent I, Lake Guarantor, LLC, a Delaware limited liability company (“Parent II” and together with Parent I, the “Parent Entities”), Purchaser, Lake Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent II (“Merger Sub II” and together with the Parent Entities and Merger Sub I, the “Buyer Parties”), Pluralsight, and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of Pluralsight, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, (a) Purchaser will merge with and into Pluralsight (the “Company Merger”), with Pluralsight continuing as the surviving corporation in the Company Merger and (b) Merger Sub II will merge with and into Holdings (the “Holdings Merger” and together with the Company Merger, the “Mergers”), with Holdings continuing as the surviving company in the Holdings Merger. As a result of the Company Merger, each issued and outstanding Share (other than Shares held by Pluralsight or the Buyer Parties or any wholly owned subsidiary thereof, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will, by virtue of the Company Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the applicable Offer Price, without interest and less any required withholding taxes. As a result of the Company Merger, Pluralsight will cease to be a publicly traded company and will become wholly owned by Parent I. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser will not be required to consummate the Offer unless all of the following conditions are satisfied at one minute after 11:59 p.m. New York City time (the “Expiration Time”) at the end of April 5, 2021 (the “Initial Expiration Date” and such date or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”): (a) the number of Shares validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including any shares of Class A Common Stock issued pursuant to a Pubco Offer Redemption (as defined in the Offer to Purchase) and tendered into the Offer in accordance with the terms of the Merger Agreement), together with the Shares owned by Parent I or any wholly owned subsidiary of Parent I equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares (including any shares of Class A Common Stock issued pursuant to a Pubco Offer Redemption), as of the Expiration Time, but excluding any Shares held in treasury by Pluralsight as of the expiration of the Offer or any other Shares acquired by Pluralsight prior to the expiration of the Offer (including (i) any shares of Class B Common Stock or Class C Common Stock surrendered to Pluralsight and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (ii) any shares of Class A Common Stock acquired in connection with tax withholding or payment of the exercise price for the exercise of Pluralsight options or other equity incentive awards) (the “Minimum Condition”); (b) the number of shares of Class A Common Stock and Company B Stock validly tendered and not validly withdrawn pursuant to the Offer (including any shares of Class A Common Stock issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with the terms of the Merger Agreement) equals at least one share more than 50% of all issued and outstanding shares of Class A Common Stock and Class B Common Stock as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any shares of Class A Common Stock and Class B Common Stock known by certain executive officers of Pluralsight to be held by a Company Excluded Party (as defined in the Offer to Purchase) as of such time, and excluding any shares of Class A Common Stock and Class B Common Stock held in treasury by Pluralsight as of the expiration of the Offer or any other shares of Class A Common Stock or Class B Common Stock acquired by Pluralsight prior to the expiration of the Offer (including (i) any shares of Class B Common Stock surrendered to Pluralsight and cancelled in connection with a Holdings Unit Redemption (including any Pubco Offer Redemption) and (ii) any shares of Class A Common Stock acquired in connection with tax withholding or payment of the exercise price for the exercise of Pluralsight options or other equity incentive awards (the “Special Majority Condition”); (c) the representations and warranties made by Pluralsight in the Merger Agreement are accurate, subject to the materiality and other qualifications set forth in the Merger Agreement; (d) Pluralsight has performed and complied with in all material respects its obligations required to be performed and complied with by it on or prior to the Expiration Time; (e) since December 11, 2020, there has not been a Company Material Adverse Effect (as defined in the Offer to Purchase) that is continuing; (f) Pluralsight has delivered a customary officer’s certificate with respect to certain of the Offer Conditions; (g) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Mergers will be in effect, nor will any action have been taken by any governmental authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Offer or the Mergers, that in each case prohibits, makes illegal, or enjoins the consummation of the Offer or the Mergers; (h) the waiting periods (and any extension thereof) applicable to the consummation of the Offer or the Mergers under certain antitrust laws and foreign investment laws have expired or otherwise been terminated, or all required consents, directions or orders required to consummate the Offer and the Company Merger pursuant to such laws have been obtained; and (i) the absence of a termination of the Merger Agreement in accordance with its terms. These conditions to the Offer (the “Offer Conditions”) are described in the Offer to Purchase. Parent I (on behalf of the Buyer Parties) can waive some of the conditions to the Offer without the consent of Pluralsight. Parent I (on behalf of the Buyer Parties) cannot, however, waive the Minimum Tender Condition or the Special Majority Condition without the consent of Pluralsight.

The purpose of the Offer is for Parent I, through Purchaser, to acquire control of, and ultimately the entire equity interest in, Pluralsight. Following the consummation of the Offer, Purchaser intends to effect the Company Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Following careful consideration, the board of directors of Pluralsight has: (a) determined that it is in the best interests of Pluralsight and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Company Merger, upon the terms and subject to the conditions set forth in the Merger Agreement; (b) approved the execution and delivery of the Merger Agreement by Pluralsight, the performance by Pluralsight of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Company Merger upon the terms and subject to the conditions set forth therein; (c) resolved to recommend that the stockholders of Pluralsight accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (d) resolved that the Company Merger shall be effected under Section 251(h) of the DGCL and that the Company Merger shall be consummated as promptly as possible after the Offer Acceptance Time (as defined in the Offer to Purchase).

The Merger Agreement contemplates that the Company Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Company Merger upon the collective ownership by Parent I, Purchaser and any other subsidiary of Parent I of one vote more than 50% of the aggregate voting power of the then-outstanding Shares, and if the Company Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to adopt the Merger Agreement or consummate the Company Merger. Following the purchase of Shares in the Offer, Parent I and Purchaser expect to consummate the Company Merger in accordance with Section 251(h) of the DGCL, and do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Mergers.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser expressly reserves the right, at any time, to (a) increase any applicable Offer Price, (b) waive any Offer Condition other than the Minimum Condition or the Special Majority Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that Pluralsight’s consent is required for Purchaser to (i) decrease any applicable Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer other than the Offer Conditions, (v) terminate, accelerate, extend or otherwise change the expiration date of the Offer, except as described in the Offer to Purchase, (vi) amend or modify any of the terms of the Offer in a manner that adversely affects the holders of Shares, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Mergers, or prevent or materially delay the ability of the Buyer Parties to consummate the Offer or the Mergers or (vii) provide any subsequent offering period (within the meaning of Rule 14d-11 of the Exchange Act).

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for any period required by any law, rule, any interpretation or position of the SEC, the SEC staff or any rules and regulations of The NASDAQ Global Select Market applicable to the Offer. In addition, Purchaser may, without requiring the consent of Pluralsight or any other person, extend the Offer for one or more periods of up to 10 business days each (or such longer period as Purchaser may agree to with Pluralsight), if at the then-scheduled Expiration Date any of the Offer Conditions have not been satisfied or waived by Purchaser; provided, once all Offer Conditions are satisfied (other than the Minimum Condition, the Special Majority Condition or any Offer Conditions that by their nature are to be satisfied at the Expiration Time), Purchaser may only extend the Offer for up to three periods for a total amount of no more than eight business days following the most recently scheduled Expiration Date at which all Offer Conditions (other than the Minimum Condition, the Special Majority Condition or any Offer Conditions that by their nature are to be satisfied at the Expiration Time) are satisfied (or such longer period as Purchaser may agree to with Pluralsight).

In any case, Parent and Purchaser will not be (a) required to extend the Offer beyond 11:59 p.m., Pacific time, on July 12, 2021 (the “Termination Date”) or (b) permitted to extend the Offer beyond the Termination Date without the prior written consent of Pluralsight.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn at or prior to the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase; or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after May 8, 2021, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Pluralsight has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Pluralsight’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U. S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See “The Offer—Section 5—Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. Federal income tax consequences of the sale of Shares in the Offer and the Company Merger. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Company Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent I nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

CALL TOLL-FREE 1-800-322-2885

Email: Vistaoffer@mackenziepartners.com

March 9, 2021